June 5, 2025

Corey Lambrecht
Chief Operating Officer and Director
AMERICAN REBEL HOLDINGS INC
5115 Maryland Way, Suite 303
Brentwood, TN 37027

       Re: AMERICAN REBEL HOLDINGS INC
           Amendment No. 1 to
           Registration Statement on Form S-1
           Filed June 3, 2025
           File No. 333-286644
Dear Corey Lambrecht:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
Security Ownership of Certain Beneficial Owners and Management, page 21

1. We note that the presentation in this table assumes the conversion of the Series A
       Preferred Stock into shares of Common Stock. Since each share of Series A Preferred
       Stock is entitled to cast 1,000 votes per share, but is convertible into 500 shares of
       Common Stock, your presentation does not appear to accurately reflect the current beneficial ownership of your voting securities. Please revise the disclosure in the table and where appropriate throughout the prospectus to reflect the beneficial ownership of your voting securities consistent with Item 403(a) of Regulation S-K. In addition, please revise your disclosure in the column titled "Percentage of Common Stock
       Outstanding" to reflect each of Messrs. Ross, Grau and Lambrecht's voting percentages as individuals. You should continue to present all directors and officers as
 June 5, 2025
Page 2

       a group in the final row of the table.
Incorporation of Certain Information By Reference, page 35

2. Please revise this section to incorporate by reference the amended annual report on
       Form 10-K/A filed April 30, 2025, the quarterly report on Form 10-Q filed May 15,
       2025, and the current report on Form 8-K filed May 30, 2025.
       Please contact Erin Purnell at 202-551-3454 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing